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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                 Medscape, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    585046105
                                 --------------
                                 (CUSIP Number)

Alan Patricof                              Lawrence G. Goodman, Esq.
Patricof & Co. Ventures, Inc.              Swidler Berlin Shereff Friedman, LLP
445 Park Avenue                            919 Third Avenue
New York, New York  10022                  New York, New York 10022
(212) 753-6300                             (212) 758-9500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 27, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 585046105                                           Page 2 of   Pages
          ---------                                                --   --
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Alan Patricof
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF, AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
               7       SOLE VOTING POWER
                           3,724,812
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8       SHARED VOTING POWER
BENEFICIALLY               0
  OWNED BY     -----------------------------------------------------------------
    EACH       9       SOLE DISPOSITIVE POWER
 REPORTING                 3,724,812
  PERSON       -----------------------------------------------------------------
   WITH        10      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,724,812
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]
                           N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.  2 of ___


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                                  Schedule 13D
                                 Medscape, Inc.


Item 1.           Security and Issuer.
                  -------------------

                  This Statement on Schedule 13D is filed by Alan Patricof (the "Reporting Person") and relates to the common stock, par value $.01 (the "Common Stock"), of Medscape, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 134 West 29th Street, New York, New York 10001-5399.

Item 2.           Identity and Background.
                  -----------------------

                  (a), (b), (c) and (f). This statement is being filed by Alan Patricof.

                  Alan Patricof's principal occupation is Chairman of the Board and Chief Executive Officer of Patricof & Co. Ventures, Inc. ("Ventures") and his business address is 445 Park Avenue, New York, New York 10022. Mr. Patricof is also the Chairman of the Board of the Company.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The funds used to purchase Common Stock were provided from the corporate or partnership funds of the Patricof Funds (as defined below) referenced in Item 5 below.

Item 4.           Purpose of Transaction.
                  ----------------------

                  Each of the Patricof Funds and the Reporting Person acquired its respective shares of Common Stock for investment purposes. Each of such persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Person, and upon other developments and


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circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of Issuer.
                  --------------------------------

                  Alan Patricof may be deemed to be the beneficial owner of 770,375 shares of Common Stock owned by APA Excelsior IV, L.P., 135,952.5 shares of Common stock owned by APA Excelsior IV/Offshore, L.P., 14,735 shares of Common Stock owned by Patricof Private Investment Club, L.P., 2,632,000 shares of Common Stock owned by APA Excelsior Fund, 78,000 shares of Common Stock owned by Ventures (collectively, the "Patricof Funds") and 93,749.5 shares of Common Stock issuable pursuant to stock options owned directly and beneficially by Mr. Patricof, which shares represent approximately 1.8%, 0.3%, 0.1%, 6.0%, 0.2%, and 0.2%, of the issued and outstanding shares of Common Stock, respectively. Mr. Patricof is the sole shareholder of Patricof & Co. Managers, Inc., which is the sole general partner of APA Excelsior IV Partners, L.P., which, in turn, is the sole general partner of APA Excelsior IV, L.P., APA Excelsior IV/Offshore, L.P. and Patricof Private Investment Club, L.P. Mr. Patricof is also a general partner of APA Excelsior Fund. Mr. Patricof has sole voting and dispositive power with respect to the 93,749.5 shares of Common Stock beneficially owned directly by him and, as the sole shareholder of Patricof & Co. Managers, Inc. a general partner of APA Excelsior Fund and the Chairman of the Board of Ventures, may be deemed to have sole voting and dispositive power with respect to 3,631,062.5 shares of Common Stock owned by the Patricof Funds.

                  In addition, Alan Patricof's adult sons own an aggregate of 15,000 shares of Common Stock. Mr. Patricof disclaims beneficial ownership of such shares owned by his sons.

                  The percentage of beneficial ownership of the Reporting Person is based on 43,543,533 outstanding shares of Common Stock of the Company on September 28, 1999 as reported in the Company's Prospectus dated September 28, 1999.

                  All transactions in the Common Stock effected by the Reporting Person during the past 60 days are set forth on Annex A hereto. All such transactions were purchases from the underwriters of the Company's initial public offering in such offering.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of Issuer.
                  -------------------------------

                  None.


                                        2

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Item 7.           Materials to Be Filed as Exhibits.
                  ---------------------------------

                  None.



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 1999


                                                     By: /s/ Alan Patricof
                                                         -----------------------
                                                         Alan Patricof


                                        3

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                                     ANNEX A


                                                                  Avg. Price Per
Date                    Person                         Amount         Share
----                    ------                         ------         -----

9/27/99    APA Excelsior IV, L.P.                     104,550          $8.00

9/27/99    APA Excelsior IV/Offshore, L.P.             18,450          $8.00

9/27/99    Patricof Private Investment Club, L.P.       2,000          $8.00



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